Exhibit 4.24

SELLER’S CREDIT AGREEMENT

CGC OPERATING CORP.

as Seller

Capital Product Partners L.P.

as Buyer

US$ 5,000,000.00 (United States Dollars Five Million)

This Seller’s Credit Agreement (this “Agreement”) is dated 31 August 2021 and made between

(1)

CGC OPERATING CORP., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the “Seller”); and

(2)

Capital Product Partners L.P., a limited partnership incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, (the “Buyer”).

WHEREAS

(A)

The Seller owns One Hundred (100) issued and outstanding registered shares, without par value (the “Shares”), of DIAS GAS CARRIERS CORP., a Marshall Islands corporation (the “Subsidiary”), representing all of the issued and outstanding shares of capital stock of the Subsidiary and the Subsidiary is the bareboat charterer of the Maltese flagged LNG Carrier “ARISTARCHOS” with IMO No. 9862918 (the “Vessel”);

(B)	The Buyer has agreed to purchase 100% of the Shares of the Subsidiary and therefore the Vessel under a Share Purchase Agreement entered or to be entered between the Seller and the Buyer ( “SPA”);

(C)

The Seller and the Buyer hereby agree that the payment of an amount of US$ 5,000,000.00 (United States Dollars Five Million) of the total purchase price for all Shares under the SPA shall be deferred, by way of a credit granted by the Seller to the Buyer (the “Seller’s Credit”), with such deferred amounts to be repaid in accordance with the terms of this Agreement.

1	Purpose

This Agreement sets out the terms and conditions upon which the Seller will grant the Buyer credit in an amount equal to the Seller’s Credit in connection with the purchase by the Buyer of the Vessel from the Seller.

2	Interpretation

In this Agreement, the following words and expressions shall have the meaning set opposite them below, and words importing the singular shall (unless the contrary intention appears) include the plural and vice versa:

“Seller’s Credit”	an amount of US$ 5,000,000.00 (United States Dollars Five Million) of the purchase price payable under the SPA representing a credit granted by the Seller to the Buyer, the payment of which shall be deferred in accordance with the terms of this Agreement.

“Banking Day”	a day on which banks are open for the transaction of business in the country of the currency stipulated and of the nature required by this Agreement in Greece, Germany and New York.

“Delivery Date”	the date on which the Shares are actually transferred by the Seller to the Buyer pursuant to the SPA as may be supplemented or amended from time to time.

“Event of Default”	any of the events or circumstances described in Clause 6.1.

“Security”	a mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

3	Drawdown and Adjustments

The Seller’s Credit shall be deemed to have been drawn by the Buyer on the Delivery Date by virtue of the commercial invoice signed between the Seller and Buyer.

4	Payment and Prepayment

4.1	The Buyer shall be entitled to prepay the Seller’s Credit in whole or in part at any time without penalty, by giving the Seller not less than 3 Banking Days’ irrevocable notice.

4.2	The Buyer shall repay the Seller’s Credit (net of any fees, taxes and charges) latest 12 months after the Delivery Date.

5	Interest

5.1	The Seller’s Credit amount outstanding shall bear no interest.

6	EVENTS OF DEFAULT

6.1	There shall be an Event of Default if

(a)	the Buyer fails to pay any amount when due hereunder;

(b)	the Buyer:

(i)	is unable or admits inability to pay its debts as they fall due; or

(ii)	is deemed to, or is declared to, be unable to pay its debts under applicable law;

(c)

any indebtedness of the Buyer in an amount in excess of US$ 10,000,000 (United States Dollars Ten Million) is not paid when due or becomes due and payable prior to the date when it would otherwise have become due or any creditor becomes entitled to declare any such indebtedness due and payable;

(d)	The value of the assets of the Buyer is less than its liabilities (taking into account contingent, prospective or threatened claims and liabilities); or

(e)

A moratorium is declared in respect of any indebtedness of the Buyer in excess of US$ 10,000,000 (United States Dollars Ten Million). If a moratorium occurs, the ending of the moratorium will not remedy any event of default caused by that moratorium under this Agreement.

6.2

Upon any occurrence of an Event of Default the Seller shall be entitled to declare by written notice to the Buyer that unless the Event of Default is remedied within three (3) Banking Days the Seller’s Credit has become due and payable whereupon the same shall immediately or in accordance with such notice become due.

6.3

On and at any time after the occurrence of an Event of Default the Seller may take any action which, as a result of the Event of Default, the Seller is entitled to take under this Agreement, or any applicable law or regulation.

7	Miscellaneous

7.1

If at any time any provisions of this Agreement are or become illegal, invalid or unenforceable in any respect, under the law of any jurisdiction, neither the legality, validity nor enforceability of the remaining provisions (as amended or supplemented) shall in any way be affected or impaired thereby.

7.2

No delay or failure by either party in exercising any right or remedy shall be construed or take effect as a waiver or release of that right or remedy, and either party shall always be entitled to exercise all its remedies unless it shall have expressly waived them in writing.

8	Assignments

None of the parties may assign any of their rights or obligations under this Agreement without the prior written consent of the other party.

9	Notices

Except as otherwise provided for in this Agreement, all notices or other communications under or in respect of this Agreement to any party hereto shall be in writing and shall be made or given to such party at the address or e-mail address appearing below, or at such other place as such party may hereafter specify for such purpose;

(i)	in the case of the Buyer:

Capital Product Partners L.P.

3 Iasonos Street

185 37 Piraeus

Greece

Facsimile: +30 210 428 4285

Att: Gerasimos Kalogiratos

Chief Executive Officer

E-mail: j.kalogiratos@capitalmaritime.com

(ii)	in the case of the Seller:

CGC OPERATING CORP.

c/o Capital Gas Ship Management Corp.

3 Iasonos Street

185 37 Piraeus

Greece

Facsimile: +30 210 428 4286

Att: Spyridon Leoussis

Email: s.leoussis@capitalmaritime.com

A notice or other communication received on a non-working day or after business hours in the place of receipt shall be deemed to be served on the next following working day in such place. Subject always to the foregoing sentence, any communication by personal delivery or letter shall be deemed to be received on delivery.

All communications and documents delivered pursuant to or otherwise relating to this Agreement shall be either in English or accompanied by a certified translation into English.

10	Counterparts

This Agreement may be executed in counterparts and all such counterparts taken together shall be deemed to constitute one and the same document.

11	Third Party Rights

Unless the right of enforcement is expressly granted, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any terms of this Agreement.

The parties may rescind or vary this Agreement without the consent of a third party to whom an express right to enforce any of its terms has been provided.

12	Law and jurisdiction

12.1

This Agreement and any non-contractual obligations arising out or in connection with it shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof for the time being in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms then in force. The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 day specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 (United States Dollars One Hundred Thousand) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

The arbitration proceedings and awards shall be kept confidential.

IN WITNESS HEREOF the parties have duly signed and executed this Agreement on the day and year first above written.

SELLER

for and on behalf of CGC OPERATING CORP.

/s/ Spyridon Leoussis
Name: Spyridon Leoussis
Title: Sole Director

BUYER

for and on behalf of Capital Product Partners L.P.

by Capital GP L.L.C., its general partner

/s/ Gerassimos Kalogiratos
Name: Gerassimos Kalogiratos
Title: Chief Executive Officer